[GRAPHIC OMITTED]

                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                                 COLLEEN E. TONN, SENIOR COUNSEL
                                                             Phone: 260-455-6918
                                                               Fax: 260-455-5135
                                                            Colleen.Tonn@LFG.com
VIA eMail and EDGAR

April 4, 2008

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust (the "Trust")
      Post-Effective Amendment No. 39
      File Nos.:  811-08090 and 33-70742
      Date filed:  January 18, 2008
                                     -

Dear Ms. Sazzman:

      Following are my responses to your comments on the above-referenced filing.

Comments on the Prospectus:

(1) Confirm that the fund names on the front cover of the prospectus are the same as the EDGAR class identifiers associated with the funds.

         Response: The funds names on the front cover of the prospectus are the same as the EDGAR Series/Class identifiers associated with the funds.

(2) For the LVIP SSgA Bond Index Fund, please add risk disclosure for derivatives risk, leveraging risk, counterparty risk and settlement risk.

         Response: We have added risk disclosure for derivatives risk, leveraging risk and settlement risk. We do not believe that this Fund will be subject to counterparty risk with the use of futures.

(3) For the LVIP SSgA Bond Index Fund, confirm that no fee waivers were included in the examples or if fee waivers were included, then confirm that they were only reflected for the contractual duration.

         Response: The examples set forth on Pages A-3 and A-6 only include waivers that are contractual and only for the contractual duration of the waiver.

(4) For the Performance of Similar Accounts for the LVIP SSgA Bond Index Fund and the LVIP SSgA International Index Fund:

(a) Please clarify that sub-adviser for the Fund is the same sub-adviser for the Similar Accounts.

(b) Clarify the use of the words "two years" in the first sentence.

(c) Explicitly state in the performance presentation that the Similar Accounts have substantially similar investment objectives, investment policies and investment strategies.

(d) The performance of the Similar Accounts must include the performance of all the sub-adviser's similar accounts. If accounts are excluded, this must not cause the performance presentation to be misleading.

(e) Prior performance of similar accounts must be presented net of all fees including sales loads or be adjusted to reflect all fund fees. Please revise footnote 2 accordingly.

         Response: We have decided not to include "Performance of Similar Accounts" by the sub-adviser. Accordingly, we have deleted this language.

(5) On the LVIP SSgA International Index Fund, if American Depository Receipts and Global Depositary Receipts are foreign securities, include foreign stock risk disclosure in the risk section.

         Response: We have added foreign stock risk disclosure in the risk section of the prospectus for this Fund.

(6) On the LVIP SSgA International Index Fund, confirm the sub-adviser's intentions as to portfolio turnover for the fund and revise prospectus if the sub-adviser's intention is to have a portfolio turnover greater than 100% annually.

         Response: We have confirmed that the sub-adviser does not intend for the Fund to have a portfolio turnover greater than 100% annually. Accordingly, we have deleted disclosure relating to portfolio turnover.

(7) On the LVIP SSgA International Index Fund, if emerging market securities will be purchased as part of a principal investment strategy, include in the investment strategies section. If not, delete the reference in the risk section of the prospectus.

         Response: We have confirmed that emerging market securities will not be purchased as part of a principal investment strategy for the Fund. Accordingly, we have deleted the reference to emerging markets securities in the prospectus.

(8) For the LVIP SSgA Developed International 150 Fund, the LVIP Emerging Markets 100 Fund, the LVIP SSgA Large Cap 100 Fund, and the LVIP SSgA Small/Mid Cap 200 Fund, describe or identify the sectors that will be used in each Fund's portfolio construction rules.

         Response: Disclosure has been added reflecting that the GICS sectors will be used by the funds in the portfolio construction process.

(9) For the LVIP SSgA Developed International 150 Fund, the LVIP Emerging Markets 100 Fund, the LVIP SSgA Large Cap 100 Fund, and the LVIP SSgA Small/Mid Cap 200 Fund, describe how the Funds will be assembled at inception in accordance with each Fund's portfolio construction rules.

         Response: Responsive disclosure regarding portfolio construction at inception has been added.

(10) For the LVIP SSgA Developed International 150 Fund, the LVIP Emerging Markets 100 Fund, the LVIP SSgA Large Cap 100 Fund, and the LVIP SSgA Small/Mid Cap 200 Fund, describe any adjustments that will be made to each Fund after inception and when such adjustments will be made.

         Response: The last bullet in the description of the portfolio construction process states that the portfolio will be rebalanced annually on or about March 31st. Disclosure has been added to clarify that the funds' portfolios will be rebalanced in accordance with each fund's portfolio construction rules.

(11) For the LVIP SSgA Developed International 150 Fund, the LVIP Emerging Markets 100 Fund, the LVIP SSgA Large Cap 100 Fund, and the LVIP SSgA Small/Mid Cap 200 Fund, state whether each Fund's cash position will be limited to no more than 5% of the Fund's net assets.

         Response: Disclosure has been added to clarify that the funds will not exceed a 5% cash position.

(12) For the LVIP SSgA Developed International 150 Fund, the LVIP Emerging Markets 100 Fund, the LVIP SSgA Large Cap 100 Fund, and the LVIP SSgA Small/Mid Cap 200 Fund, describe how the three measures used to establish the average valuation ranking within each sector are weighted.

         Response: Disclosure has been added clarifying that the three measures used by the funds to establish the average valuation ranking in each sector will be weighted equally.

(13) Explain that the S&P 500 Index will be used as the benchmark for the LVIP SSgA Large Cap 100 Fund. Explain that the Russell 2000 Index will be used as the benchmark for the LVIP SSgA Small/Mid Cap 200 Fund.

         Response:  Responsive disclosure has been added.

(14) For the LVIP Emerging Markets 100 Fund, provide additional disclosure of the risk of investing in "emerging markets" to the main risks section of the prospectus.

         Response:  Responsive disclosure has been added.

(15) For the LVIP SSgA Developed International 150 Fund, disclose the liquidity risk associated with investing in foreign securities in the main risks section of the prospectus.

         Response: The main risks section of the LVIP SSgA Developed International 150 Fund prospectus discloses that the volume of transactions in foreign securities may be lower, which could make foreign investments less liquid and more volatile than U.S. securities.

(16) On the Returns for a Model Portfolio section of the prospectus:

(a) Explain whether the investment strategies for the model portfolios are the same as the objective rules-based strategies for the Funds.

         Response: Disclosure has been added on page GPD-6 clarifying that the sub-adviser intends to follow the same rules based strategies reflected by the back tested performance of the model portfolios.

(b) Explain that the model portfolios are objective and quantitative.

         Response: Disclosure has been added on page GPD-6 clarifying that the rules based strategies reflected in the model portfolios are objective and quantitative.

(c) Identify who compiled the back tested performance information.

         Response: Disclosure has been added on page GPD-7 identifying that SSgA compiled the back tested performance information.

(d) Disclose whether and to what extent back tested performance results reflect the reinvestment of dividends.

         Response: Disclosure has been added on GPD-7 clarifying that the back tested performance results reflects the reinvestment of dividends.

(e) Disclose that back tested performance differs from actual performance because the back tested performance results were achieved not by actual trading using client assets but by means of retroactive application of a back tested model that was designed with the benefit of hindsight. The performance information was compiled after the end of the period depicted and does not represent the investment decisions of the investment adviser or sub-adviser.

         Response:  Disclosure of the above has been included on page GPD-7.


Comments on the SAI:

(1) Page 28: Add "Material Conflicts of Interest" from SSgA Funds Management, Inc..

         Response: The requested information has been added and is included in the attached draft of the SAI.

(2) Add information on each portfolio manager's compensation in the "Compensation Structures and Methods" section.

         Response: The requested information has been added and is included in the attached draft of the SAI.

(3) In the Portfolio Holdings Disclosure section, confirm if the referenced confidentiality agreements include the duty not to trade.

         Response: The Trust has agreements in place with third parties to whom it discloses nonpublic portfolio holdings information which prohibit such third parties from trading based on such information.

General Comments: Tandy representations must be submitted.

         Response: In regards to the referenced filing, the Trust acknowledges the following:

o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

o The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Feel free to call me at 260-455-6918 or Craig Moreshead at (603)226-5706 with any further questions or comments. As always, thank you for your assistance.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel

                Lincoln Variable Insurance Products Trust

                     LVIP SSgA Bond Index Fund
                     LVIP SSgA International Index Fund
                     LVIP SSgA Developed International 150 Fund
                     LVIP SSgA Emerging Markets 100 Fund
                     LVIP SSgA Large Cap 100 Fund

                     LVIP SSgA Small-Mid Cap 200 Fund



                Service Class


                1300 South Clinton Street
                Fort Wayne, Indiana 46802

                Prospectus April 30, 2008




Each fund is a series of the Lincoln Variable lnsurance Products Trust (referred to as "fund") that sells its shares directly or indirectly to The Lincoln National Life Insurance Company and its affiliates (Lincoln Life). Lincoln Life holds the shares in its separate accounts to support variable annuity contracts and variable life contracts (contracts). We refer to a separate account as a variable account. Each variable account has its own prospectus that describes the account and the contracts it supports. You choose the fund or funds in which a variable account invests your contract assets. In effect, you invest indirectly in the fund(s) that you choose under the contract. This prospectus discusses the information about the fund that you should know before choosing to invest your contract assets in the fund.

As with all mutual funds, the Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Fund Overview -
LVIP SSgA Bond Index Fund
What are the fund's goals and main investment strategies?

The investment objective of the LVIP SSgA Bond Index Fund (fund), is to seek to match as closely as practicable, before fees and expenses, the performance of the Lehman Brothers Aggregate Bond Index1, which is an unmanaged index composed of securities from the Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, CMBS Index and the Asset-Backed Securities Index including securities that are of investment-grade quality or better and have at least one year to maturity. This objective is non-fundamental and may be changed without shareholder approval.


The fund pursues its objectives by investing in a well-diversified portfolio that is representative of the domestic investment grade bond market. These investments include U.S. Treasury, agency, credit, mortgage-backed securities, asset-backed securities and CMBS. It is managed duration neutral to the Lehman Brothers Aggregate Bond Index at all times. Overall sector and quality weightings are also closely replicated to the Index, with individual security selection based upon criteria generated by the sub-adviser's credit and research group, security availability, and the sub-adviser's analysis of the impact on the portfolio's weightings. Under normal circumstances, the fund intends to invest at least 90% of its assets, determined at time of purchase, in bond securities that are held in the Lehman Brothers Aggregate Bond Index.

While complete replication of the Lehman Brothers Aggregate Bond Index is not possible, a stratified sample approach is employed to build a fund portfolio whose broad characteristics match those of the Index. Individual securities holdings may differ from the Index, and the fund may not track the performance of the Index perfectly due to the expenses and the transaction costs, the size and frequency of cash flow into and out of the fund, and differences between how and when the fund and the Index are valued.


The fund may at times purchase or sell futures contracts on fixed-income securities, interest rates, and fixed-income securities indices in lieu of investment directly in fixed-income securities themselves. The fund might do so, for example, in order to adjust the interest-rate sensitivity of the fund to bring it more closely in line with that of the Lehman Brothers Aggregate Bond Index. It might also do so to increase its investment exposure pending investment of cash in the bonds comprising the Index or to reduce its investment exposure in situations where it intends to sell a portion of the securities in its portfolio but the sale has not yet been completed.


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to State Street Global Advisors (SSgA) Funds Management, Inc. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


What are the main risks of investing in the fund?

Investing in the fund primarily involves interest rate risk and credit risk.

Interest rate risk is the risk that the value of the debt obligations held by the fund and therefore, the value of the fund's shares held under your contract will fluctuate with changes in interest rates. As a general matter, the value of debt obligations will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt obligations increase in value. Accordingly, during periods of rising interest rates, you could lose money investing in the fund.

Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligations credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risks than lower-rated debt obligations. The value of the debt obligations held by the fund and, therefore, the value of the fund's shares will fluctuate with the changes in the credit ratings of the debt obligations held. Generally, a decrease in an issuer's credit rating will cause that issuer's outstanding debt obligations to fall in value. The issuer may also have increased interest payments, as issuers with lower credit ratings generally have to pay higher interest rates to borrow money. As a result, the issuer's future earnings and profitability could also be negatively affected. This could further increase the credit risks associated with that debt obligation.

If debt obligations held by the fund are assigned a lower credit rating, the value of these debt obligations and therefore, the value of the fund's shares could fall, and you could lose money. Additionally, because the fund also invests in medium-grade corporate bonds, the fund involves more risk than that normally associated with a bond fund that only invests in high-quality corporate bonds.


1 The Lehman Brothers Aggregate Bond Index is a trademark of Lehman Brothers
  Inc. and has been licensed for use in connection with the management of the fund. The fund is not sponsored by, endorsed, sold or promoted by Lehman Brothers Inc. and Lehman Brothers Inc. makes no representation regarding the advisability of investing in the fund.

Further, the amount of current income generated by the fund depends on the types of debt obligations held and changes in current interest rates. During extended periods of falling interest rates, the fund will earn reduced income on new investments, and the fund's income could be lower. Conversely, during extended periods of rising interest rates, the fund will earn increased income on new investments, and the fund's income could be higher. As discussed above, however, the value of the debt obligations held by the fund are also affected by changes in interest rates. Accordingly, while periods of rising interest rates could produce increased income, the value of the fund's shares could also fall during such periods.

Because the fund invests in mortgage-backed securities, the value of the fund's shares may react more severely to changes in interest rates. In periods of falling interest rates, mortgage-backed securities are subject to the possibility that the underlying mortgages will be paid early (pre-payment risk), lowering the potential total return and, therefore, the value of the mortgage-backed securities. During periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to increase and their value to decline (maturity extension risk). In either instance, the value of the mortgage-backed securities may fluctuate more widely than the value of investment-grade debt obligations in response to changes in interest rates.


A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.

High portfolio turnover (e.g., 100%) generally results in correspondingly greater expenses to the fund, including increased commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. The trading costs associated with high portfolio turnover may adversely affect the fund's performance.


The fund uses an indexing strategy and does not individually select fixed-income securities. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor fixed-income performance.


How has the fund performed?

The fund commenced operations on May 1, 2008. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.



Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                        0.40%
 Distribution and/or Service (12b-1) fees                                              0.25%
 Other Expenses1                                                                       0.19%
 Total Annual Fund Operating Expenses                                                  0.84%
 Less Fee Waiver and Expense Reimbursement2,3                                         (0.14%)
 Net Expenses                                                                          0.70%

1 Other expenses are based on estimated amounts for the current fiscal year.

2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.70% of average daily net assets. The Agreement will continue at least through April 30, 2009 and renew automatically for one-year terms unless the advisor provides written notice of termination to the Fund.

3 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.07% of the first $500,000,000 of average daily net assets of the fund and 0.12% of the excess over $500,000,000 of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2009, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $72      $254   N/A        N/A

1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

Fund Overview -
LVIP SSgA International Index Fund

What are the fund's goals and main investment strategies?
The investment objective of the LVIP SSgA International Index Fund (fund), is to seek to approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U. S. foreign securities. This objective is non-fundamental and may be changed without shareholder approval.

The fund pursues its objective by investing primarily in the securities of companies located in developed countries outside the United States. When evaluating the fund's performance, the MSCI EAFE (Reg. TM) Index1 is used as the benchmark. The MSCI EAFE (Reg. TM) Index is a stock market index of foreign stock from 21 developed markets, but excludes those from the U.S. and Canada. The index targets coverage of 85% of the market capitalization of the equity market of all countries that are part of the index. Under normal circumstances, the fund intends to invest at least 90% of its assets, determined at the time of purchase, in stocks held by the benchmark index.

The fund is normally fully invested. The sub-adviser invests in stock index futures to maintain market exposure and manage cash flow. The fund may purchase other types of securities that are not primarily investments vehicles, for example American Depository Receipts (ADRs), Global Depositary Receipts (GDRs), European depositary Receipts (EDRs), and certain ETFs, cash equivalents, and certain derivatives. Although the fund may employ foreign currency hedging techniques, they normally maintain the currency exposure of the underlying equity investments.

The fund may not track the performance of the index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the fund, and differences between how and when the fund and the index are valued.


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to State Street Global Advisors (SSgA) Funds Management, Inc. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.



What are the main risks of investing in the fund?

Investing in stocks involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's stock investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.

The fund uses an indexing strategy and does not individually select stocks. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor stock performance.

Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money. All of the rights of investing in foreign securities are heightened when investing in emerging market countries.


Investing in foreign securities also involves the risk of loss from foreign government or political actions. These actions could range from changes in tax or trade statutes to governmental collapse and war. These actions could include a foreign governments imposing a heavy tax on a company, withholding the company's payment of interest or dividends, seizing assets of a company, taking over a company, barring the fund's withdrawal of assets from the country, and limiting the convertibility of a currency.

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.

1 MSCI (Reg. TM) and EAFE (Reg. TM) are trademarks of MSCI Inc. (MSCI), and the fund has obtained a license to use and to refer to these trademarks and the MSCI EAFE (Reg. TM) Index. The fund referred to herein is not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such fund or any index on which such fund is based. The Statement of Additional Information contains a more detailed description of the limited relationship MSCI has with Lincoln Investment Advisors Corporation and any related funds.

Additionally, investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid, and their prices may be more volatile, than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.


How has the fund performed?

The fund commenced operations on May 1, 2008. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell Service Class shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.




Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                        0.40%
 Distribution and/or Service (12b-1) fees                                              0.25%
 Other Expenses1                                                                       0.24%
 Total Annual Fund Operating Expenses                                                  0.89%
 Less Fee Waiver and Expense Reimbursement2,3                                         (0.19%)
 Net Expenses                                                                          0.70%


1 Other expenses are based on estimated amounts for the current fiscal year.

2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the fund's Total Annual Fund Operating Expenses exceed 0.70% of average daily net assets. The Agreement will continue at least through April 30, 2009 and renew automatically for one-year terms unless the advisor provides written notice of termination to the Fund.

3 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.06% of the first $500,000,000 of average daily net assets of the fund and 0.09% of the excess over $500,000,000 of average net assets of the fund. The fee waiver will continue at least through April 30, 2009, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund


The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $72      $254   N/A        N/A

1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

Fund Overview-LVIP SSgA Developed International 150 Fund

What are the fund's goals and main investment strategies?
The investment objective of the LVIP SSgA Developed International 150 Fund
(fund), is to maximize long-term capital appreciation. This objective is non-fundamental and may be changed without shareholder approval.

The fund pursues its objective by investing in approximately 150 foreign equity securities. Stocks are selected from the list of stocks that, at or close to the time of rebalancing, represents the 750 largest foreign companies by market capitalization in the MSCI EAFE (Reg. TM) Index. Foreign equity securities are securities of companies organized, or having a majority of their assets, or earning a majority of their operating income, outside of the United States. Foreign equity securities may trade on U.S. or foreign markets. The fund may buy foreign stocks directly or indirectly using, among other instruments, depositary receipts.

The fund's portfolio construction process is as follows:
  o identify the largest 750 foreign stocks in the MSCI EAFE (Reg. TM) Index by market capitalization;

  o rank the stocks in each Global Industry Classification Standard (GICS)* sector by average valuation ranking using three equally-weighted measures:
     Price/Earnings ratio, Price/Book ratio and Dividend Yield;
  o select the 20% of stocks within each GICS* sector with the lowest average valuation ranking;

  o equally-weight each stock; and
  o rebalance the portfolio annually on or about March 31.


* Global Industry Classification Standard or GICS is a widely recognized global standard for categorizing companies into sectors and industries.


At inception the sub-adviser will select stocks in accordance with the portfolio construction rules described above. Thereafter, on at least an annual basis, the sub-adviser will rebalance the fund's portfolio in accordance with the portfolio construction rules. Between annual rebalancing, when cash inflows and outflows require, the sub-adviser will make new purchases and sales of common stock of the selected companies in the same proportion that such securities are then held in the fund. While securities will be equally-weighted on the annual rebalancing date such weightings may fluctuate throughout the year based on market conditions. The fund's cash position will not exceed 5% of the fund's net assets.

The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the MSCI EAFE (Reg. TM) Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money.


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to State Street Global Advisors (SSgA) Funds Management, Inc. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


What are the main risks of investing in the fund?

Investing in stocks involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's stock investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.

Value stocks may never reach what the subadviser believes to be their full value, or may even go down in price. Different types of stocks (such as "growth" vs. "value" stocks) tend to shift in and out of favor with the investing public depending upon market and economic conditions. Accordingly, the fund's performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks).

The fund uses a rules based strategy and does not individually select stocks. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effect of any long-term period of poor stock performance.

Investing in foreign equity securities and debt obligations involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.

Investing in foreign securities also involves the risk of loss from foreign government or political actions. These actions could range from changes in tax or trade statutes to governmental collapse and war. These actions could include a foreign governments imposing a heavy tax on a company, withholding the company's payment of interest or dividends, seizing assets of a company, taking over a company, barring the fund's withdrawal of assets from the country, and limiting the convertibility of a currency.

Additionally, investing in foreign securities involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid, and their prices may be more volatile, than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.


A futures contract is considered a derivative because it derives its value from the price of the underlying security and financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.



How has the fund performed?

The fund commenced operations on May 1, 2008. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.



Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                        0.75%
 Distribution and/or Service (12b-1) fees                                              0.25%
 Other Expenses1                                                                       0.17%
 Annual Fund Operating Expenses                                                        1.17%
 Less Fee Waiver and Expense Reimbursement2,3                                         (0.41%)
 Net Expenses                                                                          0.76%

1 Other expenses are based on estimated amounts for the current fiscal year.

2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Fund's total Fund Operating Expenses exceed 0.76% of average daily net assets. This agreement will continue at least through April 30, 2009 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

3 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.35% of the first $100,000,000 of average daily net assets of the fund and 0.43% of the excess over $100,000,000 of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2009, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $78      $331   N/A        N/A

1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

Fund Overview-LVIP SSgA Emerging Markets 100 Fund
What are the fund's goals and main investment strategies?
The investment objective of the LVIP SSgA Emerging Markets 100 Fund (fund), is to maximize long-term capital appreciation. This objective is non-fundamental and may be changed without shareholder approval.

The fund pursues its objective by investing in approximately 100 equity securities of issuers from emerging foreign countries. Stocks are selected from the list of stocks that, at or close to the time of rebalancing, represents the 500 largest companies by market capitalization in the MSCI Emerging Market Index. An emerging market country is generally considered to be one that is in the initial stages of its industrialization cycle and has a low per capita gross national product. The fund may buy foreign stocks directly or indirectly using, among other instruments, depositary receipts.

The fund's portfolio construction rules will be as follows:
  o identify the top 500 stocks in the MSCI Emerging Markets Index by market capitalization;

  o rank the stocks in each Global Industry Classification Standard (GICS)* sector by average valuation ranking using three equally-weighted measures:
     Price/Earnings ratio, Price/Book ratio and Dividend Yield;
  o select the 20% of stocks within each GICS* sector with the lowest average valuation ranking;

  o equally-weight each stock; and
  o rebalance the portfolio annually on or about March 31.


* Global Industry Classification Standard or GICS is a widely recognized global standard for categorizing companies into sectors and industries.


At inception the sub-adviser will select stocks in accordance with the portfolio construction rules described above. Thereafter, on at least an annual basis, the sub-adviser will rebalance the fund's portfolio in accordance with the portfolio construction rules. Between annual rebalancing, when cash inflows and outflows require, the sub-adviser will make new purchases and sales of common stock of the selected companies in the same proportion that such securities are then held in the fund. While securities will be equally-weighted on the annual rebalancing date such weightings may fluctuate throughout the year based on market conditions. The fund's cash position will not exceed 5% of the fund's net assets.

The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the MSCI Emerging Markets Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money.


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to State Street Global Advisors (SSgA) Funds Management, Inc. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


What are the main risks of investing in the fund?

Investing in stocks involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's stock investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.

Value stocks may never reach what the subadviser believes to be their full value, or may even go down in price. Different types of stocks (such as "growth" vs. "value" stocks) tend to shift in and out of favor with the investing public depending upon market and economic conditions. Accordingly, the fund's performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks).

The fund uses a rules based strategy and does not individually select stocks. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effect of any long-term period of poor stock performance.

Investing in foreign equity securities involves additional risks not present when investing in U.S. securities. Foreign currency fluctuations or economic or financial instability could cause the value of the fund's investments and, therefore, the value of the fund's shares to fluctuate, and you could lose money.


Investing in securities of issuers with significant operations outside the U.S., including foreign governments and their agencies, also involves the risk of loss from foreign government or political actions. These actions could range from changes in tax or trade statutes to governmental collapse and war. These actions could include a foreign governments imposing a heavy tax on a company, withholding the company's payment of interest or dividends, seizing assets of a company, taking over a company, barring the fund's withdrawal of assets from the country, and limiting the convertibility of a currency.

As a general matter, risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as wells as gain.

Investing in foreign issuers involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. The value of investments in foreign securities may go down because of unfavorable foreign government actions, or political instability. Also, the decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities denominated in those currencies. Further, the volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, the fund's foreign investments may be less liquid and their prices may be more volatile than comparable investments in securities of U.S. issuers. Each of these risks is more severe for securities of issuers in emerging market countries.

A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.



How has the fund performed?

The fund commenced operations on May 1, 2008. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.



Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                        1.09%
 Distribution and/or Service (12b-1) fees                                              0.25%
 Other Expenses1                                                                       0.36%
 Annual Fund Operating Expenses                                                        1.70%
 Less Fee Waiver and Expense Reimbursement2,3                                         (0.75%)
 Net Expenses                                                                          0.95%

1 Other expenses are based on estimated amounts for the current fiscal year.

2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Fund's total Fund Operating Expenses exceed 0.95% of average daily net assets. This agreement will continue at least through April 30, 2009 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

3 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.69% of the first $100,000,000 of average daily net assets of the fund and 0.76% of the excess over $100,000,000 of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2009, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $97      $462   N/A        N/A

1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

Fund Overview-LVIP SSgA Large Cap 100 Fund
What are the fund's goals and main investment strategies?
The investment objective of the LVIP SSgA Large Cap 100 Fund (fund), is to maximize long-term capital appreciation. This objective is non-fundamental and may be changed without shareholder approval.


The fund pursues its objective by investing in approximately 100 stocks of large-sized U.S. companies as measured by market capitalization. Stocks are selected from the list of stocks that, at or close to the time of rebalancing, represents the 500 largest U.S. companies by market capitalization. The smallest company in the list of eligible stocks had a market cap of $5,047 million and the largest company in the list of eligible stocks had a market cap of $528 billion as of December 31, 2007. The S&P 500 Index, which represents the 500 largest U.S. companies by market capitalization, is used as the benchmark for the fund.


The fund's portfolio construction process is as follows:
 o identify the top 500 U.S. stocks by market capitalization;

 o rank the stocks in each Global Industry Classification Standard (GICS)* sector by average valuation ranking using three equally-weighted measures:
   Price/Earnings ratio, Price/Book ratio and Dividend Yield;
 o select the 20% of stocks within each GICS* sector with the lowest average valuation ranking;

 o equally-weight each stock; and
 o rebalance the portfolio annually on or about March 31.


* Global Industry Classification Standard or GICS is a widely recognized global standard for categorizing companies into sectors and industries.


At inception, the sub-adviser will select stocks in accordance with the portfolio construction rules described above. Thereafter, on at least an annual basis, the sub-adviser will rebalance the fund's portfolio in accordance with the portfolio construction rules. Between annual rebalancing, when cash inflows and outflows require, the sub-adviser will make new purchases and sales of common stock of the selected companies in the same proportion that such securities are then held in the fund. While securities will be equally-weighted on the annual rebalancing date such weightings may fluctuate throughout the year based on market conditions. The fund's cash position will not exceed 5% of the fund's net assets.

The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money.


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to State Street Global Advisors (SSgA) Funds Management, Inc. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


What are the main risks of investing in the fund?

Investing in stocks involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's stock investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.

Value stocks may never reach what the subadviser believes to be their full value, or may even go down in price. Different types of stocks (such as "growth" vs. "value" stocks) tend to shift in and out of favor with the investing public depending upon market and economic conditions. Accordingly, the fund's performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks).


A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.


The fund uses a rules based strategy and does not individually select stocks. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effect of any long-term period of poor stock performance.

How has the fund performed?

The fund commenced operations on May 1, 2008. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.



Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                        0.52%
 Distribution and/or Service (12b-1) fees                                              0.25%
 Other Expenses1                                                                       0.12%
 Annual Fund Operating Expenses                                                        0.89%
 Less Fee Waiver and Expense Reimbursement2,3                                         (0.18%)
 Net Expenses                                                                          0.71%

1 Other expenses are based on estimated amounts for the current fiscal year.

2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Fund's total Fund Operating Expenses exceed 0.71% of average daily net assets. This agreement will continue at least through April 30, 2009 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

3 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.12% of the first $100,000,000 of average daily net assets of the fund and 0.22% of the excess over $100,000,000 of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2009, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.


The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $73      $266   N/A        N/A

1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

Fund Overview-LVIP SSgA Small-Mid Cap 200 Fund
What are the fund's goals and main investment strategies?
The investment objective of the LVIP SSgA Small-Mid Cap 200 Fund (fund), is to maximize long-term capital appreciation. This objective is non-fundamental and may be changed without shareholder approval.


The fund pursues its objective by investing in approximately 200 stocks of small-mid cap U.S. companies. Small and mid cap companies are defined as those U.S. companies whose market capitalization at the time of rebalancing is (i) less than the 500th U.S. company as ranked by market capitalization, and (ii) is greater than or equal to the 2500th U.S. company as ranked by market capitalization. Using this definition of small-mid cap companies, the smallest small-mid cap company had a market capitalization of $222 million and the largest small-mid cap company had a market capitalization of $5,042 million as of December 31, 2007. The Russell 2000 (Reg. TM) Index, which represents the 2000 smallest companies in the Russell 3000 (Reg. TM) Index, is used as the benchmark for the fund.


The fund's portfolio construction process is as follows:
  o identify the smallest 2000 U.S. stocks from the largest 2500 U.S. stocks by market capitalization;

  o rank the stocks within each Global Industry Classification Standard (GICS)* sector by average valuation ranking using three equally-weighted measures:
     Price/Earnings ratio, Price/Book ratio and Dividend Yield;
  o select the 10% of stocks within each GICS* sector with the lowest average valuation ranking;

  o equally-weight each stock; and
  o rebalance the portfolio annually on or about March 31.


* Global Industry Classification Standard or GICS is a widely recognized global standard for categorizing companies into sectors and industries.


At inception, the sub-adviser will select stocks in accordance with the portfolio construction rules described above. Thereafter, on at least an annual basis, the sub-adviser will rebalance the fund's portfolio accordance with the portfolio construction rules. Between annual rebalancing, when cash inflows and outflows require, the sub-adviser will make new purchases and sales of common stock of the selected companies in the same proportion that such securities are then held in the fund. While securities will be equally will be equally-weighted on the annual rebalancing date such weightings may fluctuate throughout the year based on market conditions. The fund's cash position will not exceed 5% of the fund's net assets.

The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 (Reg. TM) Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money.


Lincoln Investment Advisors Corporation (LIA) serves as the investment adviser to the fund. Day-to-day management of the fund's securities investments has been sub-advised to State Street Global Advisors (SSgA) Funds Management, Inc. For more information regarding the investment adviser and sub-adviser, please refer to the General Prospectus Disclosure.


What are the main risks of investing in the fund?

Investing in stocks involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the fund's stock investments and, therefore, the value of the fund's shares held under your contract to fluctuate, and you could lose money.

Value stocks may never reach what the subadviser believes to be their full value, or may even go down in price. Different types of stocks (such as "growth" vs. "value" stocks) tend to shift in and out of favor with the investing public depending upon market and economic conditions. Accordingly, the fund's performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks).

The fund uses a rules based strategy and does not individually select stocks. The fund does not attempt to manage volatility, use defensive strategies, or reduce the effect of any long-term period of poor stock performance.

Investing in stocks of smaller and medium-sized, less mature, lesser-known companies involves greater risks than those normally associated with larger, more mature, well-known companies. The fund runs a risk of increased and more rapid fluctuations in the value of its stock investments. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small and medium capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks included in the S&P 500. One reason is that smaller and medium-sized companies have less certain prospects for growth, a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.

Prices of small and medium-sized company stocks may fluctuate independently of larger company stock prices. Small and medium-sized company stocks may decline in price as large company stock prices rise, or rise in price as large company stock prices decline. Many independent factors lead to this result, such as the current and anticipated global economic environment and current and anticipated direction of interest rates in the United States, for example. Slower economic conditions or increasing interest rates may have been reasons historically for declining values in small and medium capitalization companies. The stock of companies with small and medium stock market capitalizations may trade less frequently and in limited volume. Therefore, you should expect that the net asset value of the fund's shares may fluctuate more than broad stock market indices such as the S&P 500, and may fluctuate independently from those indices.


A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.



How has the fund performed?

The fund commenced operations on May 1, 2008. Once the fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the fund is not necessarily an indication of how the fund will perform in the future.


Fees and Expenses

The following table describes the fees and expenses that are incurred if you buy, hold, or sell shares of the fund. This table does not reflect any variable contract expenses. If reflected, the expenses shown would be higher.



Shareholder Fees (fees paid by the investor directly)
 Sales Charge (Load) Imposed on Purchases                                             N/A
 Deferred Sales Charge (Load)                                                         N/A
 Maximum Sales Charge (Load) Imposed on Reinvested Dividends                          N/A
 Redemption Fee                                                                       N/A
 Exchange Fee                                                                         N/A
 Account Maintenance Fee                                                              N/A
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
 Management Fee                                                                        0.69%
 Distribution and/or Service (12b-1) fees                                              0.25%
 Other Expenses1                                                                       0.12%
 Annual Fund Operating Expenses                                                        1.06%
 Less Fee Waiver and Expense Reimbursement2,3                                         (0.35%)
 Net Expenses                                                                          0.71%

1 Other expenses are based on estimated amounts for the current fiscal year.

2 LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Fund's total Fund Operating Expenses exceed 0.71% of average daily net assets. This agreement will continue at least through April 30, 2009 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

3 LIA has contractually agreed to waive the following portion of its advisory fee for the fund: 0.29% of the first $100,000,000 of average daily net assets of the fund and 0.39% of the excess over $100,000,000 of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2009, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

The following example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the fund's shares. The example also assumes that the fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If reflected, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.



 1 year   3 years   5 years1   10 years1
-------- --------- ---------- ----------
   $73      $302   N/A        N/A

1 Only one-year and three-year expenses are shown since the fund is new. The fund will have expenses beyond year three.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Management of the Funds
The funds' business and affairs are managed under the direction of their board of trustees. The board of trustees has the power to amend the funds' bylaws, to declare and pay dividends, and to exercise all the powers of the funds except those granted to the shareholders.

Manager of Managers. The funds employ a "manager of managers" structure. In this regard, the funds have received an exemptive order from the SEC to permit the funds' investment adviser, without further shareholder approval, to enter into and materially amend sub-advisory agreements with sub-advisers upon approval of the Trust's Board of Trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the funds' adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has ultimate responsibility (subject to Board oversight) to oversee sub-advisers and to recommend their hiring, termination, and replacement.

Investment Adviser and Sub-Advisers: Lincoln Investment Advisors Corporation
(LIA), formerly Jefferson Pilot Investment Advisory Corporation, is the investment adviser to the funds. LIA is a registered investment adviser and wholly-owned subsidiary of Lincoln National Corporation (LNC). Its address is 1300 South Clinton Street, Fort Wayne, IN 46802. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years.

Prior to May 1, 2007, Delaware Management Company (DMC), another indirect subsidiary of LNC, acted as the fund's investment adviser and was compensated according to the same advisory fee rate. As a result of the merger between LNC and Jefferson-Pilot Corporation in 2006, the organization had two separate registered investment advisers - DMC and LIA. As part of an effort to streamline the investment management operations, LIA became the investment adviser to the funds. Where DMC managed the assets of a fund without a sub-adviser, DMC entered into a sub-advisory agreement with LIA so that it could continue to provide day-to-day portfolio management services to those funds. Fund shareholders approved these new advisory and sub-advisory arrangements on April 5, 2007.

LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services.

Certain of the funds use sub-advisers who are responsible for the day-to-day management of the fund's securities investments. Any sub-adviser to a fund, where applicable, is paid out of the fees paid to the adviser.

The eight LVIP Wilshire Profile funds operate as "fund of funds." In this structure, the fund invests in other mutual funds, which, in turn, invest directly in portfolio securities. The expenses associated with investing in a fund of funds are generally higher than those for funds that do not invest primarily in other mutual funds because shareholders indirectly pay for a portion of the fees and expenses charged at the underlying fund level.

                                                                           GPD-1

The following chart lists each fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser, if any, and portfolio manager. The chart also indicates whether a fund operates as a "fund of funds." The funds' SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the funds.




Fund                            Investment Adviser, Sub-Adviser, if any, and Portfolio Manager(s)
=============================== ==================================================================================================
LVIP SSgA Bond Index Fund       Adviser: LIA (aggregate advisory fee is estimated at 0.40% of the fund's average net assets).

                                Sub-Adviser: SSgA Funds Management, Inc. (SSgA FM) is registered with the Securities and
                                Exchange Commission as an investment advisor under the Investment Advisers Act of 1940 and is a wholly owned subsidiary of State Street Corporation, a publicly held bank holding company. As of September 30, 2007 SSgA FM had over $140 billion in assets under manage-
                                ment. SSgA FM, State Street, and other advisory affiliates of State Street make up State Street
                                Global Advisors ("SSgA"), the investment management arm of State Street Corporation. With over $1.9 trillion under management as of September 30, 2007, SSgA provides complete glo-
                                bal investment management services from offices in North America, South America, Europe,
                                Asia, Australia and the Middle East.

                                Portfolio Manager: The fund is managed by the Passive Fixed Income Team. Portfolio manag-
                                ers John Kirby and Mike Brunell jointly and primarily have responsibility for the day-to-day management of the fund. Mr. Kirby is a Principal of SSgA FM and a Vice President of SSgA.
                                Mr. Kirby is the head of the firm's Fixed Income Index team and has managed the product since 1999 and portfolio's within the group since 1997. In addition to portfolio management,
                                Mr. Kirby's responsibilities include risk management and product development. Mr. Brunell is a Principal of SSgA FM and SSgA. Mr Brunell has been a member of the Fixed Income Index team since 2004. In his current role as part of the Beta solutions group, Mr. Brunell is respon-
                                sible for developing and managing funds against a variety of conventional and custom bond index strategies, including fixed income ETF's, which were established in 2007. Prior to join-
                                ing the investment group, Mr. Brunell was responsible for managing the US Bond Operations team, which he had been a member of since 1997.
LVIP SSgA International Index   Adviser: LIA (aggregate advisory fee is estimated at 0.40% of the fund's average net assets).
Fund
                                Sub-Adviser: SSgA FM (see above)

                                Portfolio Manager: The fund is managed by the Global Structured Products Team. Portfolio managers Lynn Blake and John Tucker jointly and primarily have responsibility for the day-to-
                                day management. Ms. Blake is a Principal of SSgA FM, Managing Director of SSgA and the
                                Head of Non-US Markets in the Global Structured Products Group. Ms. Blake joined SSgA in
                                1987, and is currently responsible for overseeing the management of all non-US equity index strategies as well as serving as portfolio manager for several non-US equity index portfolios.
                                Mr. Tucker is a Principal of SSgA FM, Vice President of SSgA and Head of US Equity Markets
                                in the Global Structured Products Group, he is also responsible for all Derivative Strategies and Exchange Traded Funds. Mr Tucker manages numerous index strategies and works closely with the other Unit Heads in the group. Previously, Mr. Tucker was head of the Struc-
                                tured Products group in SSgA's London office, where he was responsible for the management of all index strategies in their second largest investment center. Mr. Tucker joined State Street in 1988.


GPD-2

Fund                                Investment Adviser, Sub-Adviser, if any, and Portfolio Manager(s)
=================================== ============================================================================================
LVIP SSgA Large Cap 100 Fund        Adviser: LIA (aggregate advisory fee is estimated at 0.52% of the fund's average net assets).

                                    Sub-Adviser: SSgA FM (see above)

                                    Portfolio Manager: The fund is managed by the Global Structured Products Team. Portfolio managers Lynn Blake and John Tucker jointly and primarily have responsibility for the day-to-
                                    day management. Ms. Blake is a Principal of SSgA FM, Managing Director of SSgA and the
                                    Head of Non-US Markets in the Global Structured Products Group. Ms. Blake joined SSgA in
                                    1987, and is currently responsible for overseeing the management of all non-US equity index strategies as well as serving as portfolio manager for several non-US equity index portfolios.
                                    Mr. Tucker is a Principal of SSgA FM, Vice President of SSgA and Head of US Equity Markets
                                    in the Global Structured Products Group, he is also responsible for all Derivative
                                    Strategies
                                    and Exchange Traded Funds. Mr Tucker manages numerous index strategies and works closely with the other Unit Heads in the group. Previously, Mr. Tucker was head of the
                                    Struc-
                                    tured Products group in SSgA's London office, where he was responsible for the management of all index strategies in their second largest investment center. Mr. Tucker joined State
                                    Street
                                    in 1988.
LVIP SSgA Small-Mid Cap 200         Adviser: LIA (aggregate advisory fee is estimated at 0.69% of the fund's average net assets).
Fund
                                    Sub-Adviser: SSgA FM (see above)

                                    Portfolio Manager: The fund is managed by the Global Structured Products Team. (see above)
LVIP SSgA Developed International   Adviser: LIA (aggregate advisory fee is estimated at 0.75% of the fund's average net assets).
150 Fund
                                    Sub-Adviser: SSgA FM (see above)

                                    Portfolio Manager: The fund is managed by the Global Structured Products Team.(see above)
LVIP SSgA Emerging Markets 100      Adviser: LIA (aggregate advisory fee aggregate advisory fee is estimated at 1.09% of the
Fund                                fund's average net assets).

                                    Sub-Adviser:SSgA FM. (see above)

                                    Portfolio Manager(s): The fund is managed by the Global Structured Products Team. (see above)


Some of the funds using sub-advisers have names, investment objectives and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. These funds will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different asset levels.

A discussion regarding the basis for the Trust's Board of Trustees approving the investment advisory contract for the funds and the sub-advisory contracts for certain of the funds is available in the annual report to shareholders for the twelve month period ended December 31, 2007 or the semi-annual report to shareholders for the six month period ended June 30, 2007.


                                                                           GPD-3

Net Asset Value
Each fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange
(NYSE) on each day the NYSE is open for trading. Each fund determines its NAV by:
  o adding the values of all securities investments and other assets;
  o subtracting liabilities (including dividends payable); and
  o dividing by the number of shares outstanding.

A fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the fund's NAV may fluctuate on days when you do not have access to the fund to purchase or redeem shares.

Each fund typically values its securities investments as follows:
  o equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on exchanges or over-the-counter; and
  o debt securities, at the price established by an independent pricing service, which is believed to reflect the fair value of these securities; and
  o fixed income securities with a maturity of less than sixty days are priced at amortized cost.

In certain circumstances, a fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the funds' board of trustees. When a fund uses fair value pricing, it may take into account any factors it deems appropriate. A fund may determine fair value based upon developments related to a specific security, current valuations of foreign stock indices (as reflected in U.S. futures markets) and/or U.S. sector or broader stock market indices. The price of securities used by a fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

The funds anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

For each of the Profile Funds and Target Maturity Profile Funds (which are fund of funds), the Fund's net asset value is calculated based principally upon the net asset values of the shares of the underlying mutual funds in which the Fund invests. Please refer to the Prospectus and SAI for the underlying funds for an explanation of the circumstances under which those mutual funds will use fair value pricing and the effects of using fair value pricing. If the Profile Funds or the Target Maturity Profile Funds own investments other than shares of underlying mutual funds, they will use the methodology described in this section to value those investments.



Share Classes
Each fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the Plan). As previously noted, the Trust offers shares of beneficial interest to insurance companies for allocation to certain of their variable contracts. The Trust may pay the insurance companies or others, out of the assets of a Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. The Trust would pay each third party for these services pursuant to a written agreement with that third party.

The Plan fee may be adjusted by the Trust's board of trustees from time to time. These fees are paid out of the assets of the respective class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.



Purchase and Redemption of Fund Shares
Each fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Life & Annuity Company of New York
(LNY) and other insurance companies. The insurance companies hold the fund shares in separate accounts (variable accounts) that support various variable annuity contracts and variable life insurance contracts.

Each fund sells and redeems its shares, without charge, at their NAV next determined after the fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.


GPD-4

Each fund normally pays for shares redeemed within seven days after the fund receives the redemption request. However, a fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of fund shareholders.

LIA and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the funds' sub-advisers, may pay additional compensation (at their own expense and not as an expense of the funds) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of fund shares or insurance products that contain the funds and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of a fund's shares, as such payments are not made from fund assets.

For more information, please see the Statement of Additional Information.



Securities Lending

Each fund may, subject to approval by the Board of Trustees, seek to increase its income by lending portfolio securities. Such loans will usually be made to member banks of the Federal Reserve System and member firms (and subsidiaries thereof) of the New York Stock Exchange and would be required to be secured continuously by collateral in cash, U.S. Government securities or an irrevocable letter of credit maintained on a current basis at an amount at least equal to the market value of the securities loaned. A fund would continue to collect the equivalent of the interest or dividends on the securities loaned and would receive either interest (through investment of cash collateral) or a fee (if the collateral is U. S. Government securities or a letter of credit). A fund may terminate a loan at any time, and will recall a security on loan to vote proxies if the fund knows that a vote concerning a material event affecting an investment on loan will occur. The principal risk of portfolio lending is potential default or insolvency of the borrower. In either of these cases a fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities.




Market Timing
Frequent, large, or short-term transfers among the funds, such as those associated with "market timing" transactions, may adversely affect the funds and their investment returns. Such transfers may dilute the value of fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. The risks of frequent trading are more pronounced for funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As a result, the funds discourage such trading activity. As an effort to protect our fund investors and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the fund's board of trustees (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the funds and other mutual funds supporting the insurance contracts, that may adversely affect fund investors.

Each fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The fund will exercise this right if, among other things, the fund identifies an investor as a "market timer" under the Market Timing Procedures.

While the funds have Market Timing Procedures, the funds, in seeking to identify market timing, also rely on the insurance companies that hold shares of the funds in separate accounts to support the insurance contracts. The funds receive purchase, exchange and redemption orders through omnibus accounts maintained for the funds. Omnibus account arrangements are common forms of holding shares of the funds, particularly among insurance companies offering variable insurance products and retirement plans. These arrangements permit intermediaries such as insurance companies to aggregate their clients' transactions and ownership positions. Each fund has entered into an agreement with each insurance company that holds fund shares to help detect and prevent market timing in the fund's shares. The agreement generally requires such insurance company to (i) provide, upon request by the fund, certain identifying and account information regarding contract owners who invest in fund shares through the omnibus account; and (ii)


                                                                           GPD-5
execute instructions from the fund to restrict further purchases or exchanges of fund shares by a contract owner who the fund has identified as a market timer.

As part of the Market Timing Procedures, the funds review periodic trade reports for unusual activity that may be suggestive of market timing. The funds maintain guidelines for assessing unusual activity based upon a variety of factors. Upon the identification of potential market timing, the fund contacts the applicable insurance company. If the fund identifies the contract holder as a "market timer," the insurance company will follow its procedures for restricting the contract holder's trading activity.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of fund investors determined to be engaged in such transfer activity that may adversely affect other fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the funds will be able to identify possible market timing activity or that market timing will not occur in the funds. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the fund. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the fund in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.



Portfolio Holdings Disclosure
A description of funds' policies and procedures with respect to the disclosure of a fund's portfolio securities is available in the Statement of Additional Information.



Distributions and Federal Income Tax Considerations
Each fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. A fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional fund shares of the same class of the fund at no charge.

Since all the shares of the funds are owned directly or indirectly by Lincoln Life and LNY, this prospectus does not discuss the federal income tax consequence at the shareholder level. For information concerning the federal income tax consequences to owners of variable annuity contracts or variable life insurance contracts (contract owners), see the prospectus for the variable account.



Funds as Profile Fund Investments
The funds may accept investments from the Profile Funds and Target Maturity Profile Funds, other investment series of the Trust, each of which operates as a fund of funds. The "fund of funds" structure operates in reliance on the federal securities laws and rules adopted thereunder which generally permit a fund to sell its shares to other affiliated funds and non-affiliated funds within strict percentage limitations. From time to time, the fund may experience large investments or redemptions due to allocations or rebalancings by the Profile Funds and Target Maturity Profile Funds. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the funds' portfolio management. For example, the fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.




Returns for a Model/Back-Tested Portfolio
The following table provides the hypothetical results for model portfolios constructed by back-testing the various respective rules based strategies used by each of the LVIP SSgA Large Cap 100 Fund, the LVIP SSgA Small-Mid Cap 200 Fund, the LVIP SSgA Developed International 150 Fund and the LVIP SSgA Emerging Markets 100 Fund for the year end periods prior to their inception date and the S&P 500 Index, the Russell 2000 (Reg. TM) Index, the MSCI EAFE (Reg. TM) Index and the MSCI Emerging Markets Index for the same periods. The sub-adviser intends to follow the same rules based strategies reflected by the back-tested performance of the model portfolios. The rules based strategies reflected in the model portfolios are objective and quantitative.



GPD-6

The returns for the model portfolios do not represent the performance of the Funds, are designed merely to show the mathematical basis for each Fund's strategy and are not intended to predict or project the performance of the investment strategy. The Indices do not reflect any deduction for fees, expenses or taxes and would be lower if they did. The table also shows how hypothetical and historical performance varies from year to year. The return data was generated by a mechanical application of the fund's respective rules based strategies and should not be considered a reflection of the sub-adviser's skills and does not represent the returns any investor actually achieved.

The hypothetical and historical performance information reflects the reinvestment of dividends and takes into consideration fund operating expenses as shown in the fund operating expense table in the Prospectus. However, it does not take into consideration any sales charges, commissions, insurance fees, or charges imposed on the sale of the Contracts, nor taxes. The hypothetical results for the model portfolio also do not reflect portfolio transaction costs, which may be material. Any of such charges will lower the returns shown. The tables also show how hypothetical data varies from year to year. Return data was generated by SSgA through "back-testing" (which is the retroactive application of a model designed with the benefit of hindsight). The data is provided for informational purposes only.

The back-tested performance results differ from actual performance because the back-tested results were achieved not by actual trading but by means of retroactive application of a back-tested model. The performance information was compiled after the end of the period depicted and does not represent the investment decisions of the funds' investment adviser or sub-adviser.


The hypothetical data for the model portfolios relies on certain assumptions:
 o That each investment strategy was fully invested as of the beginning of April of each year and that each Annual Rebalance date was the first business day of April of each year.
 o That the asset level for each model portfolio remained static with no inflows or outflows.
 o In preparing the hypothetical data, SSgA made various assumptions about how the strategies would have been implemented historically. SSgA's intent was to faithfully replicate the historical performance of the strategies, however, there can be no assurance that the hypothetical data shown could have been achieved with actual trading or that other assumptions would have produced identical results.


Certain assumptions have been made for modeling purposes and are unlikely to be realized. No representation or warranty is made as to the reasonableness of the assumptions made or that all assumptions used in achieving the returns have been stated or fully considered. Changes in the assumptions may have a material impact on the hypothetical returns presented.

Furthermore, hypothetical back-tested performance has many inherent limitations, and will always differ from (and typically be greater than) actual results for a number of reasons including the following:

 o The hypothetical data do not reflect that a fund may maintain a cash position to effectively manage cash inflows and outflows. The hypothetical results would be different if the cash positions were reflected.
 o The hypothetical data do not reflect insurance fees, commissions, certain expenses and taxes. Actual performance may be materially lower after such fees, commissions, expenses and taxes are deducted.
 o The hypothetical data shown below for the funds do not represent the results of actual trading of a fund's portfolio of securities and may not reflect the impact that any material market or economic factors might have had if the investment strategies had been used.

Performance information has been compiled from various sources believed to be accurate. However, such information has not been audited.


The hypothetical and historical returns shown below for the funds are not indicative of future performance and are not indicative of the expected returns for a specific fund. The hypothetical and historical returns shown below do not indicate the significant variation in returns among the several funds in any given year, as well as the significant variation in returns from a particular investment strategy, both absolutely and in relation to its respective index, over a period of years. In fact, each hypothetical and historical fund under-performed its respective index in certain years. Past performance is not a guarantee of future returns.



                                                                           GPD-7

                 LVIP SSgA                 LVIP SSgA                      LVIP SSgA                      LVIP SSgA
             Large Cap 100 Fund      Small-Mid Cap 200 Fund   Developed International 150 Fund   Emerging Markets 100 Fund
         ------------------------- ------------------------- ---------------------------------- --------------------------
               Hypothetical/             Hypothetical/                  Hypothetical/                  Hypothetical/
            Back-Tested Returns      Backed-Tested Returns           Back-Tested Returns            Back-Tested Returns
                (1993-2007)               (1993-2007)                    (1993-2007)                    (1993-2007)
             The fund commenced        The fund commenced            The fund commenced             The fund commenced
          operations on 4/30/2008   operations on 4/30/2008        operations on 4/30/2008        operations on 4/30/2008
         ------------------------- ------------------------- ---------------------------------- --------------------------
  1993               17.06%                    18.59%                    44.98%                             82.58%
  1994                2.01%                     6.98%                     9.79%                             28.89%
  1995               35.65%                    26.82%                    17.34%                          (14.91%)
  1996               18.72%                    25.66%                    22.94%                           14.46%
  1997               33.76%                    29.61%                     2.18%                          (15.82%)
  1998               10.43%                   (9.01%)                    19.47%                           (2.82%)
  1999                5.14%                    6.77%                     24.08%                           72.80%
  2000                6.77%                    6.15%                      2.57%                          (23.87%)
  2001               14.92%                   43.21%                  (10.81%)                            20.85%
  2002            (14.34%)                  (12.71%)                   (4.13%)                             4.77%
  2003             40.67%                    55.58%                    62.78%                             90.53%
  2004             21.45%                    27.15%                    33.20%                             48.93%
  2005             12.55%                     4.15%                    11.00%                             32.31%
  2006             20.76%                    18.24%                    41.15%                             35.66%
  2007             (6.07%)                  (14.67%)                    6.01%                             36.07%
------            --------                  --------                  --------                           --------
         15 Year Annualized        15 Year Annualized        15 Year Annualized                 15 Year Annualized
              Hypothetical/             Hypothetical/                  Hypothetical/                  Hypothetical/
         Backed-Tested Return      Back-Tested Return        Back-Tested Return                 Back-Tested Return
         (1993-2007)               (1993-2007)               (1993-2007)                        (1993-2007)
------   -----------------         -----------------         -----------------                  -----------------
              13.68%                    13.88%                    17.32%                             22.75%






                 S&P 500 Index               Russell 2000 Index             MSCI EAFE Index         MSCI Emerging Markets Index
         ----------------------------- ----------------------------- ----------------------------- ----------------------------
  1993                 9.99%                       18.89%                        32.94%                        74.86%
  1994                 1.31%                      (1.82%)                         8.06%                       (7.31%)
  1995               37.43%                       28.45%                         11.55%                       (5.19%)
  1996               23.07%                       16.51%                          6.34%                        6.04%
  1997               33.37%                       22.36%                          2.05%                     (11.59%)
  1998               28.58%                       (2.55%)                        20.34%                     (25.33%)
  1999               21.03%                       21.25%                         27.31%                      66.42%
  2000              (9.10%)                       (3.03%)                     (13.95%)                      (30.60%)
  2001            (11.87%)                         2.49%                      (21.21%)                       (2.37%)
  2002            (22.11%)                      (20.48%)                      (15.64%)                       (6.00%)
  2003             28.69%                        47.25%                        39.16%                        56.26%
  2004             10.87%                        18.32%                        20.69%                        25.94%
  2005              4.89%                         4.56%                        14.01%                        34.53%
  2006             15.79%                        18.35%                        26.88%                        32.60%
  2007              5.50%                        (1.55%)                       11.62%                        39.78%
------            ---------                     --------                      --------                      --------
         15 Year Annualized Return     15 Year Annualized Return     15 Year Annualized Return     15 Year Annualized Return
         (1993-2007)                   (1993-2007)                   (1993-2007)                   (1993-2007)
------   ------------------            -----------------             -----------------             -----------------
              10.49%                        10.10%                         9.92%                        12.16%


GPD-8

Financial Highlights
The LVIP SSgA Bond Index Fund, LVIP SSgA International Index Fund, LVIP SSgA Developed International 150 Fund, LVIP SSgA Emerging Markets 100 Fund, LVIP SSgA Large Cap 100 Fund and LVIP SSgA Small-Mid Cap Fund were not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for these funds.




General Information
This prospectus does not contain all the information included in the registration statements that the funds have filed with the SEC. You may examine the registration statements at the SEC in Washington, D.C. Statements made in the prospectus about any variable annuity contract, variable life insurance contract, or other document referred to in a contract, are not necessarily complete. In each instance, we refer you to the copy of that contract or other document filed as an exhibit to the related registration statement. We qualify each statement in all respects by that reference.


The funds have received an exemptive order from the SEC, which allows the use of fund shares by separate accounts funding variable annuity and variable life insurance contracts, qualified plans, the investment manager, and insurance company general accounts. Due to differences in redemption rates, tax treatment, or other considerations, the interests of various contract owners participating in the funds and the interests of qualified plans, the investment manager, or general accounts investing in the funds might at some time be in conflict. Violation of the federal tax laws by one separate account investing in a fund could cause the contracts funded through another separate account to lose its tax-deferred status, unless remedial action was taken. The Trust's Board of Trustees will monitor for the existence of any material irreconcilable conflicts and determine what action, if any, will be taken in response to such conflicts.


A conflict could arise that requires a variable account to redeem a substantial amount of assets from any of the funds. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in that fund. Also, that fund could determine that it has become so large that its size materially impairs investment performance. The fund would then examine its options.


You can find additional information in the Trust's statement of additional information (SAI), which is on file with the SEC. The Trust incorporates its SAI, dated April 30, 2008, into its prospectus. The Trust will provide a free copy of its SAI upon request.


You can find further information about each fund's investments in the fund's annual and semi-annual reports to shareholders, when available. The annual report discusses the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year. The fund will provide a free copy of its annual and semi-annual report upon request, when available.

The Trust will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Trust's independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about a fund, or to make inquiries. The Trust does not maintain an internet website.

You can review and copy information about the funds (including the SAIs) at the SEC's public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the funds on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, 100 F. Street N.E., D.C. 20549, or by electronic request at the following e-mail address: publicinfo@sec.gov.


                             SEC File No: 811-08090

                                                                           GPD-9

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Other Accounts Managed

The following table provides information about other accounts for which each portfolio manager was primarily responsible as of December 31, 2007:

---------------------- ------------------------------- ------------------------------- -------------------------------
   Sub-Adviser and         Registered Investment          Other Pooled Investment
 Portfolio Managers              Companies                        Vehicles                     Other Accounts
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
                        Number of    Total Assets in    Number of    Total Assets in    Number of    Total Assets in
                        Accounts      the Accounts      Accounts      the Accounts      Accounts      the Accounts
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
SSgA Funds                 65            38,000            282           369,300           229           236,100
Management, Inc.,
Global Structured
Products Group (Lynn
Blake, John Tucker)
(All other funds)
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------
SSgA Funds                  7            $0.64B            69            $49.37B           82            $97.99B
Management, Inc.,
Passive Fixed Income
Team (Mike Brunell,
John Kirby) (LVIP
SSgA Bond Index Fund)
---------------------- ------------ ------------------ ------------ ------------------ ------------ ------------------


Other Accounts Managed with Performance-Based Advisory Fees

The following table provides information for other accounts managed by each portfolio manager, with respect to which the advisory fee is based on account performance. Information is shown as of December 31, 2006:


--------------------------------------------------------------- ------------------------ -------------------
              Sub-Adviser and Portfolio Managers                  Number of Accounts        Total Assets
                                                                  with Incentive Fees
--------------------------------------------------------------- ------------------------ -------------------
SSgA Funds Management, Inc.,                                               0                     0
 (Global Structured Products Group)
(Lynn Blake, John Tucker) (All other funds)
--------------------------------------------------------------- ------------------------ -------------------
SSgA Funds Management, Inc.,
 (Passive Fixed Income Team)
(Mike Brunell, John Kirby) (LVIP SSgA Bond Index Fund)                     0                     0
--------------------------------------------------------------- ------------------------ -------------------



Material Conflicts of Interest

SSgA Funds Management, Inc. A Portfolio Manager may be subject to potential onflicts of interest because he or she is responsible for other accounts in addition to the Fund. Potential conflicts may arise out of (a) the Portfolio Manager's execution of different investment strategies for various accounts or
(b) the allocation of investment opportunities among the Portfolio Manager's accounts with the same strategy.

A potential conflict of interest may arise as a result of the Portfolio Manager's responsibility for multiple accounts with similar investment guidelines. Under these circumstances, a potential investment may be suitable for more than one of the Portfolio Manager's accounts, but the quantity of the investment available for purchase is less than the aggregate amount the accounts would ideally devote to the opportunity. Similar conflicts may arise when multiple accounts seek to dispose of the same investment. The Portfolio Manager may also manage accounts whose objectives and policies differ from that of the Fund. These differences may be such that under certain circumstances, trading activity appropriate for one account managed by the Portfolio Manager may have adverse consequences for another account managed by the Portfolio Manager. For example, an account may sell a significant position in a security, which could cause the market price of that security to decrease, while the Fund maintained its position in that security.

A potential conflict may arise when the Portfolio Manager is responsible for accounts that have different advisory fees - the difference in fees could create an incentive for the Portfolio Manager to favor one account over another, for example, in terms of access to investment opportunities. This conflict may be heightened if an account is subject to a performance-based fee. Another potential conflict may arise when the Portfolio Manager has an investment in one or more accounts that participates in transactions with other accounts. His or her investment(s) may create an incentive for the portfolio manager to favor one account over another. SSgA FM has adopted policies and procedures reasonably designed to address these potential material conflicts. For instance, portfolio managers within SSgA FM are normally responsible for all accounts within a certain investment discipline, and do not, absent special circumstances, differentiate among the various accounts when allocating resources. Special circumstances refers to specific guidelines and prohibitions applicable to one account, but not others. Additionally, SSgA FM and its advisory affiliates utilize a system for allocating investment opportunities among portfolios that is designed to provide a fair and equitable allocation.

The potential conflicts described are applicable to SSgA/SSgA FM as the Portfolio Managers manage several accounts with similar guidelines and differing fee schedules.



Compensation Structures and Methods

Information regarding each portfolio manager's compensation is attached hereto as Appendix C.

Beneficial Interest of Portfolio Managers

Information regarding securities of each Lincoln VIP fund beneficially owned, if any, by portfolio managers is disclosed below. In order to own securities of a fund, a portfolio manager would need to own a Lincoln Life variable life insurance policy or variable annuity contract. Portfolio managers are not required to own securities of a fund. In addition, although the level of a portfolio manager's securities ownership may be an indicator of his or her confidence in the portfolio's investment strategy, it does not necessarily follow that a portfolio manager who owns few or no securities has any less confidence or is any less concerned about the applicable portfolio's performance.

Since the funds had not yet commenced operations as of December 31, 2007, no portfolio manager of any fund beneficially owned securities of any fund.

Administration Agreement

The Lincoln Variable Insurance Products Trust ("Trust") has entered into an Administration Agreement (the Administration Agreement) with The Lincoln National Life Insurance Company (Lincoln Life), pursuant to which Lincoln Life provides various administrative services necessary for the operation of the LVIPT Funds. These services include, among others: coordination of all service providers; providing personnel and office space; maintenance of each fund's books and records; general accounting monitoring and oversight; preparation of tax returns and reports; preparing and arranging for the distribution of all shareholder materials; preparing and coordinating the filing of all materials with the SEC and other federal and state regulatory authorities. As reimbursement for the cost of providing these administrative services, the Trust will pay Lincoln Life $553,000 for the year ended December 31, 2007, which is allocated to the funds based on average net assets. In addition, the Funds reimburse the cost of certain support services provided to the Funds such as legal and corporate secretary services. These are charged to all of the Funds of the Trust as incurred, and the estimated cost of these services for 2008 is $[_________].

APPENDIX B

SSgA Funds Management, Inc.



SSgA Funds Management, Inc. ("FM") seeks to vote proxies for which it has discretionary authority in the best interests of its clients. This entails voting proxies in a way which FM believes will maximize the monetary value of each portfolio's holdings with respect to proposals that are reasonably anticipated to have an impact on the current or potential value of a security. FM takes the view that voting in a manner consistent with maximizing the value of our clients' holdings will benefit our direct clients (e.g. investment funds) and, indirectly, the ultimate owners and beneficiaries of those clients (e.g. fund shareholders).

Oversight of the proxy voting process is the responsibility of the State Street Global Advisors ("SSgA") Investment Committee. The SSgA Investment Committee reviews and approves amendments to the FM Proxy Voting Policy and delegates authority to vote in accordance with this policy to the FM Proxy Review Committee, a subcommittee of the SSgA Investment Committee. FM retains the final authority and responsibility for voting.

In order to facilitate our proxy voting process, FM retains Institutional Shareholder Services ("ISS"), a firm with expertise in the proxy voting and corporate governance fields. ISS assists in the proxy voting process, including acting as our voting agent (i.e. actually processing the proxies), advising us as to current and emerging governance issues that we may wish to address, interpreting this policy and applying it to individual proxy items, and providing analytical information concerning specific issuers and proxy items as well as governance trends and developments. The Manager of Corporate Governance works with ISS to establish and update detailed procedures to implement this policy.

From time to time, proxy votes will be solicited which fall into one of the following categories:

(i) proxies which involve special circumstances and require additional research and discussion (e.g. a material merger or acquisition, or a material governance issue with the potential to become a significant precedent in corporate governance); or
(ii) proxies which are not directly addressed by our policies and which are reasonably anticipated to have an impact on the current or potential value of a security or which we do not consider to be routine.


These proxies are identified through a number of methods, including but not limited to notification from ISS, concerns of clients, review by internal proxy specialists, and questions from consultants. The role of third parties in identifying special circumstances does not mean that we will depart from our guidelines; these third parties are all treated as information sources. If they raise issues that we determine to be prudent before voting a particular proxy or departing from our prior guidance to ISS, we will weigh the issue along with other relevant factors before making an informed decision. In all cases, we vote proxies as to which we have voting discretion in a manner that we determine to be in the best interest of our clients. As stated above, if the proposal has a quantifiable effect on shareholder value, we seek to maximize the value of a portfolio's holdings. With respect to matters that are not so quantifiable, we exercise greater judgment but still seek to maximize long-term value by promoting sound governance policies. The goal of the Proxy Voting Committee is to make the most informed decision possible.

In instances of special circumstances or issues not directly addressed by our policies or guidance to ISS, the FM Manager of Corporate Governance will refer the item to the Chairman of the Investment Committee for a determination of the proxy vote. The first determination is whether there is a material conflict of interest between the interests of our client and those of FM or its affiliates (as explained in greater detail below under "Potential Conflicts"). If the Manager of Corporate Governance and the Chairman of the Investment Committee determine that there is a material conflict, the process detailed below under "Potential Conflicts" is followed. If there is no material conflict, we examine the proposals that involve special circumstances or are not addressed by our policy or guidance in detail in seeking to determine what vote would be in the best interests of our clients. At this point, the Chairman of the Investment Committee makes a voting decision in our clients' best interest. However, the Chairman of the Investment Committee may determine that a proxy involves the consideration of particularly significant issues and present the proxy item to the Proxy Review Committee and/or to the entire Investment Committee for a final decision on voting the proxy. The Investment Committee will use the same rationale for determining the appropriate vote.

Potential Conflicts


As discussed above under Process, from time to time, FM will review a proxy which may present a potential conflict of interest. As a fiduciary to its clients, FM takes these potential conflicts very seriously While FM's only goal in addressing any such potential conflict is to ensure that proxy votes are cast in the clients' best interests and are not affected by FM's potential conflict, there are a number of courses FM may take. Although various relationships could be deemed to give rise to a conflict of interest, we have determined that two categories of relationships present a sufficiently serious concern to warrant an alternative process: customers of FM or its affiliates which are among the top 100 clients of FM and its affiliates based upon revenue; and the 10 largest broker-dealers used by SSgA, based upon revenue (a "Material Relationship").

When the matter falls clearly within the polices set forth above or the guidance previously provided by FM to ISS and the proxy is to be voted in accordance with that guidance, we do not believe that such decision represents a conflict of interest and no special procedures are warranted.

In circumstances where either (i) the matter does not fall clearly within the policies set forth above or the guidance previously provided to ISS, or (ii) FM determines that voting in accordance with such policies or guidance is not in the best interests of its clients, the Manager of Corporate Governance will compare the name of the issuer against a list of the top 100 revenue generating clients of State Street Corporation and its affiliates and a list of the top 10 broker-dealer relationships to determine if a Material Relationship exists. (These lists are updated quarterly.) If the issuer's name appears on either list and the pre-determined policy is not being followed, FM will employ the services of a third party, wholly independent of FM, its affiliates and those parties involved in the proxy issue, to determine the appropriate vote. However, in certain circumstances the Proxy Review Committee may determine that the use of a third party fiduciary is not necessary or appropriate, either because the matter involved does not involve a material issue or because the issue in question affects the underlying value of the portfolio position and it is appropriate for FM, notwithstanding the potential conflict of interest, to vote the security in a manner that it determines will maximize the value to its client. In such situations, the Proxy Committee, or if a broader discussion is warranted, the SSgA Investment Committee, shall make a decision as to the voting of the proxy. The basis for the voting decision, including the basis for the determination that the decision is in the best interests of FM's clients, shall be formalized in writing as a part of the minutes to the Investment Committee.

State of Incorporation

Generally, SSgA FM votes against management on reincorporation in a state which has more stringent anti-takeover and related provisions; general updating of or corrective amendments to charter; and change in corporation name.

Mergers and Restructurings

SSgA FM generally votes:

o Against offers with potentially damaging consequences for minority shareholders because of illiquid stock, especially in some non-US markets

o Against offers when we believe that reasonable prospects exist for an enhanced bid or other bidders

o Against offers where, at the time of voting, the current market price of the security exceeds the bid price

o For proposals to restructure or liquidate closed end investment funds in which the secondary market price is substantially lower than the net asset value

o        For offers made at a premium where no other higher bidder exists


Anti-takeover Provisions

Generally, SSgA FM votes in support of management on elimination of "poison pill" rights; reductions in supermajority vote requirements; and adoption of anti-"greenmail" provisions.

Generally, SSgA FM votes against management on anti-takeover and related provisions that serve to prevent the majority of shareholders from exercising their rights or effectively deter appropriate tender offers and other offers; amendments to bylaws which would require super-majority shareholder votes to pass or repeal certain provisions and shareholder rights plans that allow the board of directors to block appropriate offers to shareholders or which trigger provisions preventing legitimate offers from proceeding.

Election of Directors

Generally, SSgA FM votes in support management on election of directors who (i) we determine to be adequately independent of management and (ii) do not simultaneously serve on an unreasonable (as determined by FM) number of other boards (other than those affiliated with the issuer). Factors that we consider in evaluating independence include whether the nominee is an employee of or related to an employee of the issuer or its auditor, whether the nominee provides professional services to the issuer, or whether the nominee receives non-board related compensation from the issuer

Generally, SSgA FM votes against management on proposals requesting re-election of insiders or affiliated directors who serve on audit, compensation, and nominating committees.

Generally, SSgA FM votes against management on the election of directors who have failed to act on a shareholder proposal that has been approved by a majority of outstanding shares

Generally, SSgA FM votes against management on the election of directors at companies where prior non-cash compensation was improperly "backdated" or "springloaded" where one of the following scenarios exists:


o (i) it is unknown whether the Compensation Committee had knowledge of such backdating at the time, (ii) the Compensation Committee was not independent at the time, and
                     (iii) the director seeking reelection served on the Compensation Committee at the time; or

o (i) it is unknown whether the Compensation Committee had knowledge of such backdating at the time, (ii) the Compensation Committee was independent at the time, and
                     (iii) sufficient controls have not been implemented to avoid similar improper payments going forward; or

o (i) the Compensation Committee had knowledge of such backdating at the time, and (ii) the director seeking reelection served on the Compensation Committee at the time; or

o (i) the Compensation Committee did not have knowledge of such backdating at the time, and (ii) sufficient controls have not been implemented to avoid similar improper payments going forward


Appointment of Auditors

Generally, SSgA FM votes in support of management on the approval of directors.

SSgA FM votes in support of shareholder-initiated mandates giving the Audit Committee the sole responsibility for the selection and dismissal of the auditing firm and any subsequent results of audits are reported to the audit committee.

Shareholder Voting Right

Generally, SSgA FM votes in support of shareholders on the establishment of confidential voting.

Changes to Capital Structure

Generally, SSgA FM votes in support of management on capitalization changes which eliminate other classes of stock and voting rights; and changes in capitalization authorization for stock splits, stock dividends, and other specified needs which are no more than 50% of the existing authorization for US companies and no more than 100% of existing authorization for non-US companies.

Generally, SSgA FM votes against management on capitalization changes that add "blank check" classes of stock or classes that dilute the voting interests of existing shareholders; changes in capitalization authorization where management does not offer an appropriate rationale or which are contrary to the best interest of existing shareholders.

Compensation

Generally, SSgA FM votes in support of management on directors' and auditors' compensation; stock purchase plans with an exercise price of not less than 85% if fair market value; and stock option plans which are incentive based and not excessive. Stock option plans which are incentive based and not excessively dilutive. In order to assess the dilutive effect, we divide the number of shares required to fully fund the proposed plan, the number of authorized but unissued shares, and the issued but unexercised shares by fully diluted share count. We review that number in light of certain factors, including the industry of the issuer, in order to make our determination as to whether the dilution is excessive.

Generally, SSgA FM votes against management on Excessive compensation (i.e. compensation plans which are deemed by FM to be overly dilutive); and change-in-control provisions in non-salary compensation plans, employment contracts, and severance agreements which benefit management and would be costly to shareholders if triggered.

Generally, SSgA FM votes against shareholders on proposals requiring the disclosure of executive retirement benefits if the issuer has an independent compensation committee.

Corporate Responsibility

SSgA FM votes against shareholder-initiated restrictions related to social, political or special interest issues which affect the ability of the company to do business or be competitive and which have significant financial or best-interest impact; and shareholder-initiated proposals which require inappropriate endorsements or corporate actions.

APPENDIX C

Compensation Structures and Methodologies of Portfolio Managers

SSgA Funds Management, Inc.

The compensation of SSgA FM's investment professionals is based on a number of factors. The first factor considered is external market. Through an extensive compensation survey process, SSgA FM seeks to understand what its competitors are paying people to perform similar roles. This data is then used to determine a competitive baseline in the areas of base pay, bonus and long term incentive (i.e. equity). The second factor taken into consideration is the size of the pool available for this compensation. SSgA FM is a part of State Street Corporation, and therefore works within its corporate environment on determining the overall level of its incentive compensation pool. Once determined, this pool is then allocated to the various locations and departments of State Street Global Advisors and SSgA FM. The discretionary determination of the allocation amounts to these locations and departments is influenced by the competitive market data, as well as the overall performance of the group. The pool is then allocated on a discretionary basis to individual employees based on their individual performance. There is no fixed formula for determining these amounts, nor is anyone's compensation directly tied to the investment performance or asset value of a product or strategy. The same process is followed in determining incentive equity allocations.